Exhibit 99.1

Draganfly Selected by PromoDrone to Provide its Public Safety UAV Technology for Emergency Management

Draganfly drones come built with custom payloads and sensors capable of providing live-video feeds, data collection & management and communications for public events and emergency event management

Los Angeles, CA. November 22, 2022 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, is pleased to announce it has been selected to provide its Public Safety technology to the PromoDrone platform for Emergency Management.

Draganfly is providing its product development and manufacturing capabilities to develop the next generation of PromoDrone’s safety drone and digital enclosure package. Draganfly will also supply its versatile, multirotor UAV technology by integrating the enclosure on the Commander 3XL aerial system. Draganfly’s Commander 3XL is a versatile, modular UAV that can carry custom payloads of up to 26 pounds. The next generation PromoDrone digital enclosure will carry sensors capable of providing live-video feeds, communication, and data collection.

Draganfly has a long and proud history of supporting emergency operations globally. For more than two decades, the company has developed innovative drone solutions, software, and artificial intelligence (AI) systems that continue to improve public safety.

“We are really excited to be partnering with Draganfly to build out our fleet of public safety drones,” said Jamar Williams, PromoDrone Founder and CEO. “We are committed to innovation and opportunity. Our success relies on our ability to remain competitive, forward-thinking, and results-driven while curating a valuable ecosystem of brands, agencies, and platform operators.”

“Drone technology is offering a new frontier in risk management for large-scale events,” said Cameron Chell, President and CEO of Draganfly. “Draganfly has two decades of experience manufacturing drones for public safety in North America. We look forward to working with PromoDrone and sharing our innovative solutions to help reduce response times, increase situational awareness and improve overall public safety during large events or in emergency situations.”

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize the way organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 20 years, Draganfly is an award-winning industry leader serving the public safety, public health, mining, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro or https://www.boerse-frankfurt.de/equity/draganfly-inc-1.

Media Contact

Arian Hopkins

Email: media@draganfly.com

Company Contact

Email: info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to statements regarding how Draganfly’s drone solutions, software, and artificial intelligence (AI) systems will continue to improve public safety. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the COVID-19 pandemic, on the Company’s business, operations and financial condition; the successful integration of technology; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates; the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions; and liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.